Exhibit 12.1
Residential Capital Corporation
Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges
      The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Three Months		Six Months
	Ended June 30,		Ended June 30,

	2006	2005	2006	2005

	(Dollars in thousands)
Net income	$548,148	$300,426	$749,642	$622,221
Income tax expense	330,618	158,621	468,591	365,676
Equity-method investee distribution	622,550	43,267	647,786	91,755
Equity-method investee earnings	(447,635)	(43,731)	(479,848)	(66,227)
Interest expense	1,557,894	850,061	2,993,263	1,615,971
Interest portion of rental expense	10,345	10,157	20,045	18,776

Earnings available to cover fixed charges	$2,621,920	$1,318,801	$4,399,479	$2,648,172

Fixed Charges:
Interest expense	$1,557,894	$850,061	$2,993,263	$1,615,971
Interest portion of rental expense	10,345	10,157	20,045	18,776

Total fixed charges	$1,568,239	$860,218	$3,013,308	$1,634,747

Ratio of earnings to fixed charges	1.67	1.53	1.46	1.62